May 11, 2009

Geoffrey Kruczek, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	MK Arizona Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed on April 30, 2009
File No. 333-153492

Dear Mr. Kruczek:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), and MK Arizona Corp., an Arizona corporation (“MK Arizona”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 6 to the Registration Statement on Form S-4 for MK Arizona (the “Amended S-4”), including exhibits.

The Amended Form S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated May 8, 2009. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Amendment No. 5 to the Registration Statement on Form S-4 (the “Original S-4”).

We are also sending courtesy copies of this letter to you by courier, together with a redline of the Amended S-4 marked to show changes from the Original S-4 as initially filed.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We note your response to prior comment 1; however, it continues to appear that you have not yet filed a complete registration statement. We note for example the blanks on page 91, the exhibit to be filed as mentioned in your response 26, and the exhibit in your exhibit index marked as “to be filed by amendment.” We may have further comment after you file a complete registration statement.

The Amended S-4 is complete other than the insertion of the mailing date of the proxy statement/prospectus, which is subject to determining the effective date of the registration statement. Middle Kingdom has filled in the blanks on page 92 of the Amended S-4, has filed as exhibits 10.72 and 10.73 the exhibits mentioned in response to prior comment 26, and has filed the exhibit marked “to be filed by amendment” in the Original S-4.

Summary Material Terms of the Transaction, page 1

2.	Refer to your response to prior comment 6. The dollar amount that shareholders will receive upon conversion should be stated in terms of the minimum amount that is assured to be paid upon conversion. Disclosure may be included, if true, that there is a possibility of an additional payment; your document should clearly describe conditions precedent to the additional payment, the amount of the additional payment and the timing of the payment. Please revise your disclosure accordingly throughout your document where you quantify the amount to be paid to shareholders who convert their Class B shares.

Middle Kingdom has revised the disclosure throughout the document to set forth the minimum amount that is assured to be paid to Class B stockholders in the event of a liquidation and to reflect the possibility of an additional payment due to the income tax refund.

Middle Kingdom has not revised the disclosure regarding the amount to be paid to Class B stockholders in the event of a conversion in connection with the completion of a business combination because the company has determined to pay such Class B stockholders their per share allocation of the trust account assuming the maximum amount of the income tax refund is received. As the amount per Class B share associated with the income tax refund is $.08 per share, the maximum amount of the income tax refund that will need to be set aside for such payment will be $26,881.44 (336,018 X .08).

Conversion Procedures, page 75

3.	We note your responses to prior comments 8 and 20.

•

Your disclosure on page 77 indicates that shareholders who voted by phone may elect to revoke their proxy and change their vote by phone. However, that disclosure does not appear to indicate whether stockholders who voted by internet may similarly revoke their proxy and change their vote. Please clarify.

•	Clarify what occurs if a shareholder votes by phone or internet and then submits a proxy card, or if a shareholder submits a proxy card and then votes by phone or internet.

•	Clarify whether a shareholder who votes by internet may change their vote by phone, and vice versa.

•	Please reconcile your disclosure in response to the above three bullet points with your disclosure on page 13.

(a)-(c) Middle Kingdom has revised the disclosure on page 77 of the Amended S-4 to clarify: (a) that stockholders that vote via internet may revoke their proxy and change their vote; (b) what occurs if a stockholder votes by telephone or internet and then submits a proxy card, or if a stockholder submits a proxy card and then votes by telephone or internet; and (c) whether a stockholder who votes by internet may change their vote by telephone, and vice versa. The revised disclosure is as follows (emphasis added):

“Revoking Your Proxy and Changing Your Vote. If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by:

•	if you have already sent in a proxy, sending another proxy card with a later date;

•	if you voted by telephone, calling the same number and following the instructions;

•	if you voted by internet, going to the same web site and following the instructions;

•	if you initially submit your vote by telephone and then later submit a proxy card or vote via the internet, your later vote will replace your initial vote by telephone;

•	if you initially submit your vote by submitting a proxy card and then later vote by telephone or on the internet, your later vote will replace your initial vote on your proxy card;

•	if you initially submit your vote via the internet and then later submit a proxy card or vote on the telephone, your later vote will replace your initial vote via the internet;

•	notifying Middle Kingdom in writing before the special meeting that you have revoked your proxy; or

•	attending the special meeting, revoking your proxy and voting in person.”

(d) Middle Kingdom has added disclosure on page 13 in the Amended S-4 as follows (emphasis added):

“A. You must send a later-dated, signed proxy card to Middle Kingdom’s secretary prior to the date of the special meeting or attend the special meeting in person and vote. If you initially submit your vote by telephone and then later submit a proxy card or vote via the internet, your later vote will replace your initial vote by telephone. If you initially submit your vote by submitting a proxy card and then later vote by telephone or via the internet, your later vote will replace your initial vote on your proxy card. If you initially submit your vote via the internet and then later vote by telephone or by submitting a proxy card, your later vote will replace your initial vote via the internet.”

Middle Kingdom advises the Staff that it has revised the Amended S-4 to permit Class B stockholders to exercise their conversion rights even if they vote by telephone or on the internet. This change was made to make it easier for Class B stockholders to exercise their conversion rights. However, as described in the Amended S-4, Class B stockholders that exercise their conversion rights by telephone or on the internet must make a full exercise of their conversion rights, and may not make a partial exercise. This result was due to the inability of the systems that handle the telephone and internet voting to account for partial conversion exercises, and was not a decision made by Middle Kingdom.

Background of the Business Combination, page 75

4.	Regarding your response to prior comment 10:

•

Please include a summary of the materials that SPAC Investments provided to Middle Kingdom, including the bases for and methods of SPAC Investments arriving at its recommendation regarding the structure of the transaction. Refer to Item 1015(b)(6) of Regulation M-A;

•	Please furnish as exhibits to this registration statement the materials provided by SPAC Investments. See Item 21(c) of Form S-4; and

•

Please tell us the reason for your reference to a Form 8-K on page 81. Is this reference intended to incorporate the presentation into this prospectus? If so, please tell us the authority on which you rely for such incorporation by reference.

(a) Middle Kingdom has revised the disclosure on pages 81-82 of the Amended S-4 as follows:

“On June 30, 2008, Middle Kingdom engaged SPAC Investments, Ltd. to assist it in analyzing the valuation of the proposed Pypo transaction by preparing an analysis of valuations of other acquisition company business combinations and to help prepare a presentation explaining the proposed transaction to the investment community, which presentation was filed by Middle Kingdom in its Form 8-K filed September 11, 2008. SPAC Investments was paid $22,000 for a one-year subscription to the SPAC Analytics website and data analysis service and will receive a $200,000 fee if the business combination between Middle Kingdom and Pypo is consummated. SPAC Analytics is a research firm that follows the market for special purpose acquisition corporations. SPAC Analytics was recommended to Middle Kingdom by I-Bankers Securities, Inc., the lead managing underwriter in Middle Kingdom’s IPO. Other than the agreement discussed above, at no time has Middle Kingdom, or its officers and directors, had any material relationships with SPAC Analytics or any of its affiliates.

Between the end of June 2008 and the signing of the merger agreement on September 5, 2008, Middle Kingdom management consulted with Neil Danics, the president of SPAC Investments, Ltd. concerning SPAC Analytics’ view of how the investment community would perceive the proposed business combination with Pypo. SPAC Analytics also provided recommendations to Middle Kingdom’s board regarding the structure of a potential business combination with Pypo and assisted Middle Kingdom’s management in reviewing financial information and other data relating to the business and financial prospects of Pypo.

In mid-July 2008, SPAC Analytics reviewed Middle Kingdom management’s preliminary terms of the business combination with Pypo. The proposed terms provided that the Pypo shareholders would receive 60,000,000 shares, 3,400,000 Class B warrants and up to an additional 5,000,000 shares based on meeting earnings targets for the fiscal years ending March 31, 2009 and March 31, 2010. Based on these terms, which resulted in a price earnings ratio of the combined company for the fiscal year ending March 31, 2010 of 11.3x, SPAC Analytics advised Middle Kingdom’s management that the business combination on such terms was unlikely to be approved, and recommended the consideration paid to the Pypo shareholders be reduced.

In making its recommendation, SPAC Analytics advised Middle Kingdom that it believed a price earnings ratio analysis would be the primary valuation measure used by investors in making a decision to vote for or against the business combination with Pypo. In preparing a price earnings ratio analysis for Middle Kingdom, SPAC Analytics identified Brightpoint, Inc. and The Carphone Warehouse Group PLC as Pypo’s nearest publicly traded competitors, although it noted that these companies were not ideal comparables because they were both mature companies not demonstrating the revenue and profit growth rates of Pypo. In addition, SPAC Analytics pointed out that Brightpoint operates in Europe, North America and certain parts of Asia (other than China), while The Carphone Warehouse operates in Europe, all markets with a much higher level of cell phone penetration than China and therefore offer less opportunity for revenue growth. SPAC Analytics believed that these two companies were the primary comparable companies to Pypo.

On July 14, 2008, SPAC Analytics provided Middle Kingdom with a price earnings ratio comparison of Middle Kingdom, Brightpoint and The Carphone Warehouse, assuming Middle Kingdom completed the Pypo business combination on the terms discussed above. For each of Brightpoint and The Carphone Warehouse, SPAC Analytics reviewed the consensus analysts’ estimates of earnings per share as of July 14, 2008, and based on the stock price on such date, SPAC Analytics calculated a price earnings ratio for each company. On July 14, 2008, Brightpoint’s stock price was $6.70 and the consensus analysts’ estimates of earnings per share for the year ending December 31, 2009 were approximately $1.01 for a price earnings ratio of approximately 6.7x. In calculating Brightpoint’s earnings per share, SPAC Analytics utilized the estimates for the year ending December 31, 2009, as Brightpoint’s fiscal year is December 31 and as sufficient guidance was not available for the year ending December 31, 2010. On July 14, 2008, The Carphone Warehouse’s stock price was GBP1.98 and the consensus analysts’ estimates of earnings per share for the year ending March 31, 2010 were approximately GBP.25 for a price earnings ratio of approximately 7.7x. Based on the above comparable company analysis, in July 2008, SPAC Analytics recommended that Middle Kingdom structure the Pypo business combination to result in a pro forma price earnings ratio of approximately 8.0x for the fiscal year ended March 31, 2010.

Subsequent to receiving the above analysis from SPAC Analytics, Middle Kingdom continued its negotiations with the Pypo shareholders in an attempt to reduce the overall consideration paid. In August 2008, Mr. Danics advised Middle Kingdom that the transaction should be structured to provide a price earnings ratio of the combined company for the fiscal year ending March 31, 2010 of not more than 10x. Mr. Danics recommended this price earnings ratio because he viewed Pypo as having stronger growth prospects than Brightpoint or The Carphone Warehouse. Middle Kingdom considered this advice in negotiating the final terms of the merger agreement.”

(b) Middle Kingdom has attached as exhibit 99.11 the materials provided by SPAC Investments.

(c) Middle Kingdom respectfully advises the Staff that the reference to Form 8-K on page 81 of the Original S-4 was not intended to incorporate the presentation into this prospectus, but was solely intended to advise the reader as to the location of the presentation referenced in the disclosure.

China is experiencing acceleration . . . . page 88

5.	We note your deletion in response to prior comment 11. It is unclear whether you are now intending to represent that board did not consider the deleted fact. Also, given the deletion, it is unclear how shareholders can evaluate the significance of your disclosure regarding an increase – from a now undisclosed amount - to 326 million units. Please revise consistent with prior comment 11 or advise.

Middle Kingdom has revised the disclosure on page 89 of the Amended S-4 to re-insert the deleted fact. In response to prior comment 11, Middle Kingdom has revised the footnote on page 89 of the Amended S-4 as follows (emphasis added):

“* Except for historical information, the Gartner Reports described herein represent research opinions or viewpoints published as part of a syndicated subscription service by Gartner, Inc. and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this proxy statement/prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.”

Cayman Islands Taxation, page 110

6.	Please file as an exhibit to your registration statement an opinion addressing the Cayman Islands tax consequences of the transaction.

Middle Kingdom has filed a tax opinion addressing the Cayman Islands tax consequences of the transaction as exhibit 8.3.

Industry Background, page 149

7.	We note your revisions in response to prior comments 17 and 18. If you do not believe that the historic growth that you disclose continues to represent the condition of the industry, please provide appropriate disclosure to balance the information in this section.

Middle Kingdom has added disclosure on page 150 of the Amended S-4 to note that

The added text reads as follows:

“Since the data sources cited in this section were provided to Middle Kingdom and Pypo, an unprecedented deterioration in the global economy has occurred, which has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products. Although Middle Kingdom believes the historical growth data in this section of the proxy statement/prospectus continues to represent the condition of the industry at this time, such historical data may not be indicative of future conditions, and there is no assurance that any past trends will continue. See the discussion under the heading “Risk Factors—Pypo and MK Cayman may continue to be negatively affected by the economic crisis in the United States and key international markets.”

Recent Developments, page 160

8.	Regarding your response to prior comment 20:

•

We note your references to a plan to file and distribute a prospectus supplement. We are not making any determination at this time retarding whether your plan is appropriate under the federal securities laws. When the information for the supplement is complete, you should evaluate whether your plans are adequate, including whether resolicitation of proxies or additional time for shareholders to vote is necessary.

•	With a view toward disclosure, please tell us the reasons for the deletions that Pypo’s financial performance “will likely result in the impairment of goodwill and other intangible assets.”

(a) Middle Kingdom understands the Staff’s position with respect to the first bullet point above. When Pypo’s financial statements for the nine month period ended December 31, 2008 are complete, Middle Kingdom will reevaluate the adequacy of its plan to provide such information to stockholders in a prospectus supplement at least 10 days prior to the special meeting.

(b) In the Form S-4 filed on April 3, 2009, based on the information Pypo had at the time of such filing, Pypo believed that it would likely incur impairment charges for fiscal 2009 and therefore included the disclosure referenced in the second bullet point above to reflect this belief. However, after preparing the financial information for the period ended December 31, 2008 included in the “Recent Developments” section in the Form S-4 filed on April 30, 2009, Pypo possessed more definitive and complete financial information about its intangible assets, which relate solely to Pypo’s acquired retail operations (see Notes 2(a) and 6 of the notes to Pypo’s September 30, 2008 unaudited interim financial statements). Pypo incorporated this more definitive and complete financial information into a subsequent impairment test, which showed that no events or changes in circumstances indicated that the carrying amount of goodwill and other intangible assets exceeded the fair value of such assets. As a result, Pypo does not believe that it is likely that Pypo will incur impairment charges with respect to goodwill and other intangible assets for fiscal 2009, and Middle Kingdom has deleted the disclosure referenced above accordingly.

Seasonality, page 167

9.	In an appropriate section of your document, please disclose the substance of paragraph (b) of your response to prior comment 19.

Middle Kingdom has revised the disclosure on page 167 of the Amended S-4 to disclose the substance of paragraph (b) of its response to prior comment 19. The revised text reads as follows:

“In addition, similar to other retail businesses in China, Pypo typically experiences increased employee turnover in the period following the Chinese new year holiday. Because Pypo must follow certain corporate formalities to hire new employees to replace departed employees, it is not uncommon for the post-new year period to reflect a decline in employee headcount. For example, Pypo’s sales and marketing team decreased approximately 12%, from approximately 3,860 members as of December 31, 2008 to approximately 3,400 members as of March 31, 2009.”

Compensation Discussion and Analysis, page 195

10.	Please describe how the amounts of Mr. Leong’s salary and bonus were determined. In this regard, it is unclear what Pypo paid its prior chief financial officer, see Regulation S-K Compliance and Disclosure Interpretation 217.12.

Middle Kingdom has added the following disclosure to pages 195-196 of the Amended S-4 to describe how Pypo determined Mr. Leong’s salary and bonus:

“With respect to Mr. Leong’s compensation, upon hiring Mr. Leong in August 2008, Pypo’s board of directors followed a process similar to that used to make compensation decisions for Pypo’s other named executive officers. Mr. Fei, Pypo’s chief executive officer, presented a compensation recommendation with respect to Mr. Leong’s salary and bonus. Pypo’s board of directors also considered certain qualitative factors, including, but not limited to, Mr. Leong’s expected contribution to the achievement of Pypo’s financial goals, Mr. Leong’s management ability and experience, and the competitiveness of Mr. Leong’s total compensation in the market based on his responsibilities. In addition, given the start-up nature of Pypo’s business and Pypo’s desire to maintain a cooperative, team-based culture, Pypo’s board of directors sought to generally maintain an equal and consistent compensation structure among its named executive officers, including Mr. Leong.

With these objectives in mind, Pypo’s board of directors determined that Pypo would pay Mr. Leong a slightly reduced combination of annual base salary and annual bonus compared to the other named executive officers, prorated for his partial year of employment, as further described in the section entitled “Summary Compensation Table” below. In making its determination, the board sought to maintain an equal and consistent compensation structure among its named executive officers, while acknowledging that Mr. Leong had spent less time working at Pypo than the other named executive officers. As with the other named executive officers, Pypo pays Mr. Leong’s annual bonus as a fixed component of compensation, and such bonus is not performance-based.

As a result, Pypo’s board of directors determined that Pypo would pay Mr. Leong a combined annual base salary and bonus of RMB 1,083,333 (or $157,937), or approximately 10% less than the combined annual base salary and bonus paid to Pypo’s other named executive officers (RMB 1,200,000 (or $174,953)). However, to partially compensate Mr. Leong for his lower combined annual base salary and bonus relative to the other named executive officers, Pypo awarded Mr. Leong a slightly higher annual base salary (and correspondingly lower annual bonus), as compared to the other named executive officers. Pypo’s board of directors determined that Mr. Leong would receive an annual base salary of RMB 1,000,000 (or $145,788) (and annual bonus of RMB 83,333 (or $12,149)), while Messrs. Zhang, Fei, Zhou and Wan each received an annual base salary of RMB 708,000 (or $103,222) (and annual bonus of RMB 492,000 (or $71,731)).”

In addition, Middle Kingdom has clarified that prior to hiring Mr. Leong, Pypo did not have a chief financial officer, as Mr. Fei, Pypo’s chief executive officer, performed the functions of Pypo’s chief financial officer prior to Mr. Leong’s retention.

Security Ownership of the Combined Company. . ., page 216

11.	Regarding your response to prior comment 25:

•

The first sentence of that response indicates that you have included in the table for Mr. Zhang the number of shares of the combined company that is attributed to him due to Ms. Gang’s interest in Style. However, the columns in the table for Mr. Zhang are blank. Please revise or advise.

•

Show us the calculations underlying your conclusions as to the number of shares you attributed to the other affiliates included in your table. In this regard, we note that the second sentence of note 4 states that Style and GM Investment “share” voting and investment power with respect to the shares held by Capital Ally. The sentences that follow indicate that Style and GM Investment each “controls” a portion of the shares held by those entities.

•	From your disclosure on page 214, it appears Mr. Kwong continues to be involved with ARCH; however, the columns in the table for him are blank. Please revise or advise.

•	Please update the row in the table reflecting the securities beneficially owed by “All directors and officers as a group.”

(a) Middle Kingdom has revised the table to include the shares beneficial owned by Mr. Zhang.

(b) The calculations in the table for the other affiliates are as follows:

Kuo Zhang - Consists of all shares held by Capital Ally as Mr. Zhang’s wife, Ms. Nana Gong, exercises shared voting and investment control over the Capital Ally shares as a result of her 64% ownership in Style Technology.

Clement Kwong - Consists of the 2,685,200 shares currently held by ARCH prior to the business combination. Until consummation of the business combination, Mr. Kwong shares voting power over these shares with Mr. Samuel Kwong. Mr. Kwong disclaims beneficial ownership of such shares.

Dongping Fei and Hengyang Zhou - Consists of 16% of the shares owned by Capital Ally, which represents the individual’s ownership percentage in Style Technology.

Francis Kwok Cheong Wan - Consists of 4% of the shares owned by Capital Ally, which represents the individual’s ownership in Style Technology.

(c) Middle Kingdom has revised the table to include the shares owned by Mr. Kwong.

(d) Middle Kingdom has updated the row in the table reflecting the securities beneficially owed by “All directors and officers as a group.”

Shares Eligible For Future Sale, page 224

12.	Regarding your response to prior comment 27:

•

Please reconcile your response to the second bullet point with your reference in the third bullet point of the disclosure to a period of one year from the date of effectiveness of the registration statement.

•	Please expand your response to the third bullet point to address Securities Act Rules Compliance and Disclosure Interpretation 528.04 and to tell us why you believe Rule 144(i) is not also applicable.

•

Please tell us why you believe that securities acquired by affiliates upon exercise of the warrants for cash would not be subject to the resale restrictions of Rule 144 as you mention in the last sentence of the second bullet point of your disclosure.

•

Please tell us why you believe that the securities to be acquired by the underwriters upon exercise of the warrants for cash would be considered acquired at the time of Middle Kingdom’s IPO as appears to be implied by your last bullet point in this section.

•	Please tell us how you addressed the fifth bullet point of the comment.

(a) Middle Kingdom has revised the first bullet on page 226 in the Amended S-4 as follows (emphasis added):

“• the 45,000,000 ordinary shares, 3,400,000 Class B redeemable warrants and the ordinary shares issuable upon exercise of the warrants issuable to the Pypo shareholders in connection with the business combination will be restricted securities, and, subject to the lock-up provisions discussed in the following sentence, eligible for resale pursuant to Rule 144 one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its status as an entity that is no longer a shell company. Of the foregoing, 15,075,000 ordinary shares and 850,000 Class B warrants are subject to a 24-month lock-up provision, and 29,925,000 ordinary shares and 2,550,000 Class B warrants are subject to a 12-month lock-up provision. In addition, pursuant to the voting agreement entered into by the Pypo shareholders, the Pypo shareholders agreed that all transfers of MK Cayman’s voting shares made by them shall be made subject to the voting agreement and that any transferee will agree in writing to be bound by the terms and provisions of the voting agreement. These transfer restrictions apply to the 45,000,000 ordinary shares above and 2,685,200 ordinary shares set forth in the first bullet;”

(b) Middle Kingdom has revised the second bullet on page 226 in the Amended S-4 as follows (emphasis added):

“• upon completion of the business combination, in connection with the underwriters unit purchase option issued to the underwriters in Middle Kingdom’s IPO, there may be issued 349,800 ordinary shares, 99,000 Class A warrants, 330,000 Class B warrants and 429,000 shares underlying such warrants, which securities may be sold pursuant to Rule 144 one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its status as an entity that is no longer a shell company, provided there is current information available about MK Cayman as required by Rule 144 and provided that the sales are made pursuant to the Rule 144 manner of sale provisions and volume limitations.”

Middle Kingdom further advises the Staff that it has revised the above bullet to provide for the holding requirement set forth in Rule 144(i).

(c) As set forth in the disclosure provided in response to comment 12(b) above, Middle Kingdom has revised the second bullet on page 226 in the Amended S-4 to remove the implication that the exercise of the warrants for cash would not be subject to the resale restrictions of Rule 144.

(d) We have reviewed the Securities Act Rules Compliance and Disclosure Interpretation 528.04. Part (1) of Interpretation 528.04 states that Rule 144 may used for the resale of securities acquired by an underwriter as compensation for services rendered in connection with a registered public offering if, among other items, “six months has elapsed since the last sale under the registration statement.”

Based on conversations with the Staff on May 8, 2009, we understand that the Staff would like an analysis as to when the six month period discussed in Interpretation 528.04 would elapse in situations such as Middle Kingdom’s in which warrants are outstanding. More specifically, we understand the Staff’s question to be whether the ongoing sale of shares underlying the warrants would be considered sales under “the registration statement,” and as such, whether the six month period discussed in Interpretation 528.04 would ever elapse prior to the final exercise of the warrants issued in the registered public offering.

Rule 144 creates a safe harbor for the sale of securities under the exemption set forth in Section 4(1) of the Securities Act. Section 4(1) of the Securities Act provides such an exemption for transactions by any person other than an issuer, underwriter or dealer. The definition of the term “underwriter” is key to the operation of the Section 4(1) exemption. Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking.”

We believe the purpose of Interpretation 528.04 is to set forth certain parameters under which underwriters that receive securities as compensation in registered offerings may utilize Rule 144 for resales of those securities. By requiring six months to elapse prior to the utilization of Rule 144, Interpretation 528.04 has established a minimum waiting period after which the underwriter in the registered offering would not longer be considered to be acting as an underwriter, as defined by Section 2(a)(11) of the Securities Act. With respect to offerings in which warrants are offered, if Interpretation 528.04 were viewed as requiring all such warrants to be exercised prior to the utilization of Rule 144 as prescribed by Interpretation 528.04, underwriters receiving equity compensation in a registered offering that includes warrants would effectively be prevented from ever selling their securities under Rule 144, as the warrants will always represent an ongoing sale under the registration statement pursuant to which they were issued. Moreover, we do not believe that the protections behind the creation of Rule 144 are compromised by underwriters selling equity compensation pursuant to Interpretation 528.04 from, for example, common stock offerings, as opposed to offerings in which both common stock and warrants are issued.

(e) Middle Kingdom has revised the first bullet on page 226 in the Amended S-4 as follows (emphasis added):

“• the 45,000,000 ordinary shares, 3,400,000 Class B redeemable warrants and the ordinary shares issuable upon exercise of the warrants issuable to the Pypo shareholders in connection with the business combination will be restricted securities, and, subject to the lock-up provisions discussed in the following sentence, eligible for resale pursuant to Rule 144 one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its status as an entity that is no longer a shell company. Of the foregoing, 15,075,000 ordinary shares and 850,000 Class B warrants are subject to a 24-month lock-up provision, and 29,925,000 ordinary shares and 2,550,000 Class B warrants are subject to a 12-month lock-up provision. In addition, pursuant to the voting agreement entered into by the Pypo shareholders, the Pypo shareholders agreed that all transfers of MK Cayman’s voting shares made by them shall be made subject to the voting agreement and that any transferee will agree in writing to be bound by the terms and provisions of the voting agreement. These transfer restrictions apply to the 45,000,000 ordinary shares above and 2,685,200 ordinary shares set forth in the first bullet;”

Legal Matters, page 227

13.	From the last sentence of this section, it appears that you intend to retain the “form of” opinions as exhibits. Before this registration statement is effective, you must file final, signed and dated opinions.

The Amended S-4 includes final, signed and dated opinions for all opinions listed in the exhibit index.

Item 21. Exhibits and Financial Statement Schedules, page II-2

14.	We note your response to prior comment 29. Because the instructions you propose to provide the trustee appear to irrevocably instruct it to retain the trust funds for 90 days rather than irrevocably instructing it to distribute the funds held in trust to those shareholders who converted their shares, we reissue that comment. Also, please tell us how Exhibit B to your response letter addresses the second distribution mentioned in your response 6 and how it addresses converted shares that have not yet been delivered for conversion.

Middle Kingdom has revised the instruction letter to specifically instruct the trustee to not only retain the trust funds for 90 days, but also to distribute the funds held in trust to those Class B stockholders who converted their Class B shares. The revised letter states as follows (emphasis added):

“In accordance with the terms of the Trust Agreement, we hereby… (b) authorize and direct you, to immediately commence liquidation of the Trust Account to the holders of Class B Common Stock who have delivered their certificates to the transfer agent who are listed in Section 1 of the attached “Schedule of Converting Class B Common Shareholders” from the Trust Account Liquidation Allocation; (c) authorize and direct you to make the make further liquidations of the Trust Account to the holders of Class B Common Stock who have not yet delivered their share certificates to the transfer agent and are listed in Section 2 of the Attached “Schedule of Converting Class B Common Shareholders,” upon receipt from each such person, either electronically or in physical form, of the certificates for the shares for which conversion has been requested; provided such shares have been received on or before [90th day from the Special Meeting]…”

Middle Kingdom has filed the letter as exhibit 10.74 to the Amended S-4.

Exhibit 8.2

15.	Because the exhibit defines “the Company” as Pypo Digital Company Limited, it appears that you have not filed an exhibit regarding disclosed tax matters related to the registrant and its shareholders. We note for example the statements at the top of page 6 of the exhibit regarding the taxation of dividends and gains from transfer of shares of “the Company.” Please file an opinion regarding the disclosed tax matters as required by Regulation S-K Item 601(b)(8).

Middle Kingdom has filed the opinion of Chang Ze Law Firm (“Chang Ze”) as exhibit 8.4 to the Amended S-4. Because Han Kun Law Offices, as PRC counsel to Pypo (“Han Kun”), may not opine as to the tax matters related to MK Cayman due to regulations of the China Securities Regulatory Commission that prevent one law firm from representing both sides of a transaction, Middle Kingdom has retained Chang Ze to opine on PRC tax matters as they relate to MK Cayman. Other than changes that reflect this different representation, the substance of Chang Ze’s tax opinion in exhibit 8.4 is identical to the substance of Han Kun’s tax opinion filed as exhibit 8.2.

16.	We note your response to the second bullet point of prior comment 36; however, it remains unclear why is necessary and appropriate to assume the authority of all parties other than the “PRC Subsidiary.” In this regard, please tell us:

•	which documents that are relevant to the opinion required by Regulation 5-K Item 601(b)(8) are the subject of this assumption;

•	whether the assumption relates to the authority of any person that is a party to merger agreement or its subsidiaries; and

•	why the assumption is necessary and appropriate. See Rule 436(f).

Middle Kingdom has deleted the above-referenced assumption from exhibit 8.2. The tax opinion in exhibit 8.2 does not assume the authority of any party to execute any Document, but rather assumes that the merger, conversion and business combination transactions will be consummated in accordance with the terms of the Merger Agreement and documentation related thereto, without any waiver or breach of any material terms or provisions thereof, and that such transactions will be effective under applicable law. The new assumption reads as follows:

“The merger, conversion and business combination transactions will be consummated in accordance with the terms of the Merger Agreement and documentation related thereto, without any waiver or breach of any material terms or provisions thereof, and that such transactions will be effective under applicable law.”

17.	Please tell us why the lead-in clause to the numbered paragraphs on page 3 contains the exception regarding statements in “the SEA” and the Registration Statement. Please tell us where the disclosure in those documents differs from the statements in the opinion and how you believe you have filed a complete opinion if there are such differing statements in those documents.

Middle Kingdom has deleted the above-referenced exception from exhibit 8.2.

18.	Please tell us why the opinion is merely “based on [counsel’s] review of the Documents.” It is unclear whether the opinion has considered all relevant facts and law to provide the opinion required by Regulation S-K Item 601(b)(8).

Middle Kingdom has revised the language in exhibit 8.2 to clarify that (i) Han Kun Law Offices has examined such matters of fact and questions of law as it has considered appropriate for purposes of the opinion; and (ii) the opinion is not based solely on Counsel’s review of the Documents.

The revised text on page 1 of exhibit 8.2 reads as follows:

“In rendering this opinion, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this opinion. We have examined, among other things, the originals or copies of the documents provided to us by the Company and such other documents, corporate records, certificates issued by the governmental authorities in the PRC (collectively the “Documents”).”

The revised text on page 3 of exhibit 8.2 reads as follows:

“Subject to the foregoing Assumptions, and qualifications, we are of the opinion that:”

19.	Please note that the opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(8) should not assume facts that are readily ascertainable. For example, it is unclear why the facts assumed in paragraph ii on page 2 of the exhibit are not readily ascertainable. Could an officer’s certificate readily verify these facts?

Middle Kingdom has deleted the above-referenced assumption from exhibit 8.2.

Other Matters

Middle Kingdom advises the Staff that the company has inserted the value of the trust account as of the record date. In prior amendments, Middle Kingdom had left a placeholder to also disclose accrued interest on the trust account as of the record date. Middle Kingdom has deleted this placeholder because the amount of accrued interest is negligible – the trust account is currently earning interest at a rate of 0.4%, or $288 per day on the entire trust account.

Each of Middle Kingdom and MK Arizona acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

Cozen O’Connor

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation